
SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2007
WASH, D.C.
203
SECTION

SECUR... ...MISSION


07004813

OMB APPROVAL	
OMB Number.	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

AB 3/16

SEC FILE NUMBER
8-16560

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DARWOOD ASSOCIATES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

891 U.S. HIGHWAY 22 W
(No. and Street)

BRIDGEWATER (City) NEW JERSEY (State) 08807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JULIUS RENDINARO (908) 595-2189
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BARRY J. CHARLES
(Name - if individual, state last, first, middle name)

1 NORTH END AVE. STE, 1201 NEW YORK, NEW YORK 10282
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410(3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

AB 3/17

OATH OR AFFIRMATION

I, JULIUS RENDINARO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DARWOOD ASSOCIATES INC., as of DECEMBER 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIE A BACKES
NOTARY PUBLIC, State of New York
No.43-0125085
Qualified in Richmond County
Commission Expires March 30, 1999 2007

February 19, 2007

Notary Public

Signature

Pres

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash flows.
- [ ] (e) Statement of Changes in Stoclkholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordingated to Claims or Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplement Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of the filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO.	
Darwood Associates Inc.	13	8-16560	14
		FIRM ID NO.	
		13-2682784	15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not use P.O. Box No.)		FOR PERIOD BEGINNING (MM/DD/YY)	
991 U.S. Highway 22 W.	20	01/01/06	24
		AND ENDING (MM/DD/YY)	
Bridgewater (City) 21 / NJ (State) 22 / 08807 (Zip Code)	23	12/31/06	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code) - Telephone No.	
Julius Rendinaro	30	(908) 595-2189	31

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

Execution:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated this 19th day of FEB 20 07

Manual signatures of:

1) Julius F Rendinaro
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer of Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

BARRY J. CHARLES
CERTIFIED PUBLIC ACCOUNTANT

ONE NORTH END AVENUE
SUITE 1201
WORLD FINANCIAL CENTER
NEW YORK, NEW YORK 10282-1101
PHONE: (212) 845-5050
FAX: (212) 845-4197

Darwood Associates Inc.
991 U.S. Highway 22 W.
Bridgewater, New Jersey 08807

Gentlemen:

I have audited the accompanying statement of financial condition of Darwood Associates Inc. (the "Company") as of December 31, 2006 and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted this audit in accordance with generally accepted auditing standards, including a review of the system of internal control and procedures for safeguarding securities. There were no material inadequacies in the internal control of the Company.

Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Darwood Associates Inc. as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conormity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 19, 2007

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Darwood Associates Inc. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. 8-16560 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 45,693	200			$ 45,693	750
2. Receivables from brokers or dealers:						
A. Clearance account	31,028	295	725			
B. Other		300	$	550	31,753	810
3. Receivables from non-customers		355	-	600	-	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	-	424				
E. Spot commodities		430			-	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 11,064 [130]						
B. At estimated fair value		440	11,064	610	11,064	860
6. Securities borrowed under subordination agreement's and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	-	680	-	920
11. Other assets SECURITY DEPOSIT		535	591	735	591	930
12. TOTAL ASSETS	$ 76,721	540	$ 12,380	740	$ 89,101	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.** as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115	$	1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value:				1360		1620
17. Acounts payable, accrued liabilities, expenses and other	27,433	1205		1385	27,433	1685
18. Notes and mortgages payable:						
A. Unsecured	20,760	1210			20,760	1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders $ ____ 970						
2. Includes equity subordination (15c3-1 (d)) of........ $ ____ 980						
B. Securities borrowings, at market value: from outsiders $ ____ 990				1410		1720
C. Pursuant to secured demand note collateral agreements						
1. from outsiders $ ____ 1000						
2. Includes equity subordination (15c3-1 (d)) of........ $ ____ 1010				1420		1730
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 48,193	1230	$	1450	$ 48,193	1760

Ownership Equity

			Total	
21. Sole Proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common Stock			50,000	1792
C. Additional paid-in capital				1793
D. Retained earnings			(9,092)	1794
E. Total			40,908	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 40,908	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 89,101	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.**

For the period (MMDDYY) from	01/01/06	3932	to	12/31/06	3933
Number of months included in this statement				12	3931

Part A

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 117,516	3935
b. Commissions on listed option transactions		993	3938
c. All other securities commissions		407,289	3939
d. Total securities commissions		525,798	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)		-	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit value is paid or credited			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		910	3995
9. Total revenue		$ 526,708	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		$ 17,249	4120
11. Other employee compensation and benefits		286,692	4115
12. Commissions paid to other broker dealers			4140
13. Interest expense		3,394	4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		10,010	4195
15. Other expenses		194,205	4100
16. Total expenses		$ 511,550	4200

NET INCOME

Item		Amount	Code
17. Net income (loss) before Federal income taxes and items below (item 9 less 16)		$ 15,158	4210
18. Provision for Federal income taxes (for parent only)		4,825	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 10,333	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.**

For the period (MMDDYY) from 01/01/06 to 12/31/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item				Amount	Code
1. Balance, beginning of period				$ 30,575	4240
A. Net income (loss)				10,333	4250
B. Additions (Includes non- conforming capital of	$		4262)		4260
C. Deductions (Includes non-conforming capital of	$		4272)		4270
2. Balance, end of period (From item 1800)				$ 40,908	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNI

BARRY J. CHARLES
CERTIFIED PUBLIC ACCOUNTANT

DARWOOD ASSOCIATES INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

NET INCOME		$ 10,333
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITES		
Increase in accounts receivable	(5,634)	
Increase in marketable securities	(4,800)	
Decrease in other assets	-	
Increase in accounts payable	13,290	
Total Adjustments		2,856
NET CASH PROVIDED BY FINANCING ACTIVITIES		
Decrease in loans payable		(16,140)
INCREASE/(DECREASE) IN CASH		(2,952)
CASH ABD CASH EQUIVALENTS - BEGINNING OF YEAR		48,645
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 45,693

SCHEDULE I

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER **Darwood Associates Inc.** as of 12/31/06

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement og Financial Condition			$ 40,908	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			40,908	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 40,908	3530
6. Deductions and/or charges				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 12,380	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other (deductions) and/or charges		3610	(12,380)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 28,527	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net capital			$ 28,527	3750

OMIT PENNIES

SCHEDULE II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.** as of 12/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line		Amount	Code
11.	Minmimum net capital required (6-2/3% of line 19)	$ 3,215	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 23,527	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 23,707	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line			Code	Amount	Code
16.	Total A.I. Liabilities from Statement fo Financial Condition			$ 48,193	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 48,193	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 168.938%	3850
21.	Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line		Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15 c3-3 prepared as of the date of the net capital computation includign both brokers or dealers and consolidated subsidiaries' debits		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimumdollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2%of aggregate debits if alternateive method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE III

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.** as of 12/31/06

Exemptive Provision Under Rule 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)	(1)--$2500 capital category as per Rule 15c3-1		4550
B. (k)	(2)(A)--"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)	(2)(B)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm RBC Dain Rauscher, Inc.	4335	4570
D. (k)	(3)--Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months abd accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

BARRY J. CHARLES
CERTIFIED PUBLIC ACCOUNTANT

SCHEDULE IV

DARWOOD ASSOCIATES INC.

RECONCILIATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006

Net Capital per Unaudited Report	$ 32,084
Additional accrued income	-
Additional accrued expenses	(3,557)
Net Capital per Audited Report	$ 28,527

BARRY J. CHARLES
CERTIFIED PUBLIC ACCOUNTANT

Darwood Associates Inc.

Notes to Financial Statements

December 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. GENERAL INFORMATION

Darwood Associates Inc.. ("Company") is registered as a broker dealer in securities under the Securities Exchange Act of 1934.

B. SECURITIES TRANSACTIONS

Purchases and sales of securities and the related commission revenue and expense are recorded on a trade date basis which is generally three business days before settlement

C. SECURITIES VALUATION

Trading and investment securities are stated at market value with related changes in unrealized appreciation or depreciation reflected in net earnings.

D. FIXED ASSETS

Fixed assets are recorded at cost and depreciated over their estimated useful lives; 5 years for computer and office equipment, 7 years for furniture and fixtures, and leasehold improvements of the remaining term of the lease at the time of acquisition.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule which provides for minimum standards of financial responsibility. These standards basically require that the Company maintain "net capital" as defined. The Company has elected to have all customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company is required to maintain a "net capital" of at least the greater $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2006 the Company had capital in excess of the required amount of $23,527.

BARRY J. CHARLES
CERTIFIED PUBLIC ACCOUNTANT

Darwood Associates Inc.

Notes to Financial Statements

December 31, 2006

NOTE 3 - OTHER ASSETS

The Company purchased 300 warrants divided into four tranches to purchase shares of common stock of The NASDAQ Stock Market Inc. The first two tranches expired worthless. The Company exercised the warrant for the third tranche and paid $4,500 for 300 shares of restricted stock in 2005. In 2006, the Company exercised the warrant for the fourth tranche and paid $4,800 for 300 shares of restricted stock. The stock is a non-allowable asset for the purpose of determining net capital. Due to the restrictions placed on the stock and the fact that they are non-allowable assets, they are recorded at their cost.

The Company has a $591 rent security deposit for its office in Plattsburgh, New York.

NOTE 4 - INCOME TAXES

The Company has a current tax liability $1,747 consisting of $722 for various state and local liabilities and a $1,025 Federal liability. No deferred asset or liability exists because the only differences between the Company's book and tax income are permanent in character with the exception of a $1,537 capital loss carryforward. Since the utilization of that carryforward is contingent upon the realization of capital gains which may or may not materialize, no deferred asset has been created.

NOTE 5 - AVAILABILITY OF SECURITIES AND EXCHANGE COMMISSION REPORTS

A copy of the most recent annual report of the Company is available for examination at the principal office of the Company and the regional office of the Securities and Exchange Commission.

END